

Mail Stop 3561

July 19, 2007

Mr. Dror Moran
Chief Financial Officer
Blue Square-Israel LTD.
2 Amal Street
Rosh Ha'ayin 48092, Israel

> **RE:** **Blue Square-Israel LTD.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 28, 2007**
> **File No. 1-14426**

Dear Mr. Moran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information, page 1

A. Selected Financial Data, page 1

1.   Please disclose the number of ordinary shares outstanding for each period presented. Refer to Item 3.A.2 of Form 20-F.

2.   Please clarify your definition of same store sales in note (3) to specifically address stores that are renovated, expanded or relocated. Explain in detail when you

consider a store resizing to be significant. Lastly, disclose how you calculate same store sales in Item 5.

Item 5. Operating and Financial Review and Prospects, page 44

Operating Results, page 46

3.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each business reason discussed. For example, please quantify the incremental impact of each of the factors you identify that contributed to the overall increases in sales and general and administrative expenses in your discussion of operating results for fiscal year 2006 compared with fiscal year 2005.

Report of Independent Registered Public Accounting Firm, page F-2

4.   PCAOB Auditing Standard No. 1 requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCOAB state that the engagement was performed in accordance with the standards of the PCAOB. A reference to auditing standards is no longer appropriate. Please revise to include a report from your independent registered public accounting firm that refers to the standards of the PCAOB. See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Consolidated Financial Statements, page F-4

5.   We note your disclosure on page 63 that distributions of your subsidiaries are subject to the profit test under Israeli Companies Law. Please tell us the extent to which your consolidated and unconsolidated subsidiaries and associated companies are restricted from transferring funds to you in the form of loans, advances or cash dividends without the consent of a third party, such as a regulatory agency. If restricted net assets of your consolidated and unconsolidated subsidiaries and associated companies exceeded 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Rule 5-04 of Regulation S-X.

6.   Reference is made to your disclosure in note 15 (b) regarding your allowance for doubtful accounts. Please tell us what consideration you gave to providing the information required by Rule 12-09 of Regulation S-X. In your response please tell us the amount of your provision for doubtful accounts, write-offs and other changes in the allowance for each year presented.

Consolidated Balance Sheets, page F-4

7.   Please disclose the nature of the restricted deposit included in investments and long term receivables. In addition, please tell us why the deposit in bank included in current assets is not disclosed as cash and cash equivalents. Additional disclosure regarding the classification of these items might be useful to investors.

Consolidated Statements of Cash Flows, page F-8

8.   Please tell us whether you are permitted to net purchases and sales of marketable securities under Israeli GAAP, and if so, under what circumstances. Please cite the relevant accounting standard of the IASB.

Notes to Consolidated Financial Statements, page F-10

9.   Please tell us whether accounting standards of the IASB require disclosure of revenues for each product and service or each group of similar products and services, and if so, the provisions of the standard. In any event, please include a summary of revenues from each product and service or each group of products and services for the years presented and a discussion of the extent to which changes in sales and revenues are attributable to volume or amount of products or services being sold or to the introduction of new products and services in the operating and financial review required by Item 5 of Form 20-F.

10.   Please disclose, either in the notes to the consolidated financial statements or in an exhibit, a statement explaining in reasonable detail how basic and diluted earnings per share information was calculated for the years presented. Refer to paragraph 6 of the instructions as to exhibits in Form 20-F.

Note 2 – Significant Accounting Policies, page F-11

v. Derivatives, page F-20

11.   Please tell us in detail how derivatives that hedge existing assets or liabilities are accounted for under Israeli GAAP. In doing so, address the recognition and classification of derivative instruments, measurement of derivative instruments and recognition of realized and unrealized gains and losses. Please also provide us with a description of derivative instruments hedging existing assets and liabilities at each balance sheet date.

Note 3 – Investee Companies, page F-28

c. Proportionately consolidated companies, page F-29

12.   We note your disclosure in Appendix I that the Loyalty Plan-partnership is proportionately consolidated. Given your 75% ownership of the partnership, please explain to us why it's appropriate to proportionately consolidate the partnership under Israeli GAAP.

Note 18 – Effect of Material Differences Between Generally Accepted Accounting Principles in Israel and in the U.S.A., page F-57

13.   We note that other income (expense), net includes impairment of assets and other items that are classified in operating income under U.S. GAAP. Please disclose the nature and amount of each item which is included in other income (expense), net under Israeli GAAP that is classified in operating income pursuant to U.S. GAAP.

a.4. Derivative instruments, page F-58

14.   It appears that the difference in accounting between Israeli and U.S. GAAP for lease agreements denominated in currencies other than your functional currency arose during the most recent year. Please tell us when you entered into these lease agreements or otherwise advise.

a.9. Convertible debentures, page F-61

15.   Reference is made to your disclosure in the last paragraph. It appears that you are referring to the NIS 100 million Series A convertible debentures issued in August 2006 by BSRE as disclosed in Note 3.d. on page F-30. Please tell us and clarify your disclosure in future filings to identify the convertible debentures you are referring to. In addition, please explain to us why the contract is not a conventional convertible debt instrument as defined in EITF 05-2 and why the embedded conversion feature is considered a derivative for purposes of SFAS 133 with reference to the applicable requirements of paragraphs 12-32 of EITF 00-19. Conversely, if applicable, please explain to us why the convertible debentures issued in August 2003 as disclosed in Note 7.b. on page F-36 are conventional convertible debt instruments and why the embedded conversion feature is not considered an embedded derivative.

a.11 Leasehold rights from the Israel Land Administration Authority (ILAA), page F-62

16.   Regarding amortization of leasehold rights under U.S. GAAP over initial lease terms plus renewal option periods, please tell us why renewals appear to be

reasonably assured at the inception of the leases. Refer to paragraphs 5.f. and 5.o. of SFAS 13. Please also tell us why land leasehold rights are properly classified as fixed assets as opposed to intangible assets under U.S. GAAP.

c. Recently issued accounting pronouncements in the United States, page F65

17.   Reference is made to your disclosure in 6) on page 67 regarding adoption of SAB 108 and the related adjustment to amortize land lease rights from the Israeli Land Administration Authority disclosed in note a.11. on page F-62. Please tell us the approach you previously applied for quantifying the misstatements in prior year financial statements. Considering the approach applied, tell us the effect of the error in applying U.S. GAAP on your fiscal 2005 and 2004 financial statements and provide us with your assessment of materiality. Refer to SAB Topic 1:M.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief